TASEKO TO RELEASE THIRD QUARTER 2012 RESULTS
ON OCTOBER 31, 2012

October 29, 2012 - Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (the "Company") will release its third quarter 2012 results after market close on Wednesday, October 31, 2012.

The Company will host a telephone conference call and live webcast on Thursday, November 1, 2012 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. Accompanying presentation slides will be available to download at tasekomines.com.

Alternatively, a live webcast with the presentation slides can be accessed at tasekomines.com.

The conference call will be archived for later playback until November 8, 2012 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 37379760.

For further information on Taseko, please see the Company’s website tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.